Exhibit 99.1

Indonesia Energy Celebrates Oil Production from K-29 Well and Rig-Up at New WK-5 Well Location

Company and President Frank Ingriselli Also Highlighted in Recent CNBC Interview

JAKARTA, INDONESIA AND DANVILLE, CA, October 6, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced, that its President Frank Ingriselli led a delegation in early October to IEC’s Kruh Block in Sumatra, Indonesia to celebrate oil production from the recently drilled K-29 well.

The delegation also visited the nearby WK-5 well location, where site setup and rig assembly (using the same rig that drilled the K-29 well) are actively underway. Preparations are also ongoing for the anticipated spudding of the WK-5 well by the end of this month.

The WK-5 well is planned to be drilled to a depth of approximately 5,200 feet, significantly deeper than the K-29 well, which was drilled to approximately 3,400 feet. WK-5 is designed to test additional formations identified through IEC’s extensive 3-D seismic program, including a potential natural gas-bearing formation. K-29 and WK-5 are each located within IEC’s 63,000-acre Kruh Block on the island of Sumatra.

A video showing oil production from K-29 and the delegation’s visit to the WK-5 site can be viewed at the following link: https://www.youtube.com/watch?v=uW2igiI9p4U

In addition, IEC announced that Mr. Ingriselli and IEC were recently featured in a CNBC interview as part of a segment highlighting innovative microcap companies. The CNBC interview can be viewed here: https://youtu.be/uYdi3KfvFNs

These videos, along with an interview with Frank Ingriselli from the recent EnerCom conference, in Denver, Colorado are also available on IEC’s website at: https://ir.indo-energy.com

Mr. Ingriselli commented “I was extremely pleased to lead our delegation to the Kruh Block to celebrate production from K-29 and to visit the WK-5 location as we prepare to spud this exciting new well. WK-5 will be drilled significantly deeper than K-29 and is designed to test additional formations identified by our 3-D seismic program. We believe these formations have the potential to add significant value to IEC.

“With the drilling equipment and crews already mobilized at the Kruh Block, we are also taking advantage of this opportunity to conduct a hydraulic fracturing operation on K-29 with the goal of maximizing production. K-29 is currently producing with a jack-pump and dewatering, with production currently consisting of approximately 60% oil and a 40% water cut and separated into our storage tanks and is being combined with our other producing wells and sold to Pertamina, the Indonesian state oil and gas company.

“We are excited by the progress at Kruh and look forward to the upcoming drilling of WK-5 as we continue working to increase production and unlock the potential of our assets in Indonesia,” concluded Mr. Ingriselli.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, the videos presented herein, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling and anticipated production activities at IEC’s Kruh Block as well as the price of oil and natural gas, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com